UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 3, 2010, Husky Energy Inc. issued a press release declaring a quarterly dividend for the three month period ended December 31, 2009, payable April 1, 2010 to shareholders of record at the close of business on March 1, 2010. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
Name: Title:	James D. Girgulis Vice President, Legal & Corporate Secretary

Date: February 4, 2010

Exhibit A

February 3, 2010

HUSKY ENERGY ANNOUNCES 2009 FOURTH QUARTER DIVIDEND

Calgary, Alberta (February 3, 2010) – Husky Energy Inc. (TSX: HSE) is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.30(Canadian) per share on its common shares for the three-month period ended December 31, 2009. The dividend will be payable on April 1, 2010 to shareholders of record at the close of business on March 1, 2010.

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

For further information, please contact:

Investor Inquiries:	Media Inquiries:
Sharon Murphy General Manager, Corporate Communications & Investor Relations Husky Energy Inc. 403-298-6096 Patrick Aherne Manager, Investor Relations Husky Energy Inc. 403-298-6817	Graham White Corporate Communications Husky Energy Inc. 403-298-7088